Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated February 24, 2010 with respect to the consolidated financial statements of Energy Transfer Equity, L.P. and subsidiaries as of December 31, 2009 and 2008 and for each of the two years in the period ended December 31, 2009, the four months ended December 31, 2007, and the year ended August 31, 2007, included in the Current Report on Form 8-K of Enterprise Products Partners L.P. filed on November 23, 2010, which is incorporated by reference in this Post-Effective Amendment No. 1 to the Registration Statement of Enterprise Products Partners L.P. and Enterprise Products Operating LLC (File No. 333-168049). We consent to the incorporation by reference in the Registration Statement of the aforementioned report, and to the use of our name as it appears under the caption “Experts.”
/s/ GRANT THORNTON LLP
Tulsa, Oklahoma
November 29, 2010